

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

May 24, 2007

<u>By U.S. Mail</u>

Mr. George R. Bracken
Senior Vice President - Finance
National Beverage Corp.
One North University Drive
Ft. Lauderdale, FL 33324

> **Re: National Beverage Corp.**
> **Form 10-K for the Fiscal Year Ended April 29, 2006**
> **Filed July 28, 2006**
> **File No. 1-14170**

Dear Mr. Bracken:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief